SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                           For the month of May, 2003

                              RYANAIR HOLDINGS PLC
                 (Translation of registrant's name into English)

                      c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                              County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


                              Ryanair Holdings plc

                      APPOINTMENT OF NEW COMPANY SECRETARY


The Board of Ryanair Holding plc is pleased to announce today (Friday,  23rd May
2003) the appointment of Jim Callaghan as Company Secretary with effect from 1st June next. Mr. Callaghan joined Ryanair in 2000 and is also the Company's Head of Regulatory Affairs.

Mr. Callaghan will succeed Howard Millar as Company Secretary. Mr. Millar will continue in his existing role as Deputy Chief Executive and Chief Financial Officer of Ryanair Holdings plc.


Ends                                                               23rd May 2003


For further information
Please contact:

Pauline McAlester
Murray Consultants
Tel: 353-1-4980300

Paul Fitzsimmons
Ryanair
Tel: 353-1-8121212

www.RYANAIR.COM - The low fares website



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  23 May 2003

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director